Exhibit 99.1

NEWS RELEASE

YAMANA GOLD COMPLETES ACQUISITION OF EXTORRE GOLD

TORONTO, ONTARIO, August 22, 2012 ─ YAMANA GOLD INC.(TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or “the Company”) today announced the completion of the Company’s previously announced agreement to acquire all issued and outstanding shares of Extorre Gold Mines Limited (“Extorre”).  Shareholders of Extorre voted overwhelmingly in favour of the transaction at the special meeting of shareholders held on August 15, 2012 and Extorre received final court approval on August 21, 2012. For further detail on the transaction, see the Company’s press release dated June 18, 2012.

“We are pleased to finalize the acquisition of Extorre and through that acquisition, the ownership of its Cerro Moro project. Integration, exploration and development plans are already underway.  As an initial step, we plan to spend $5 million at Cerro Morro over the next four months to upgrade and increase mineral resources, with a focus on certainty in the definition of grade and size of the ore body,” commented Peter Marrone, Chairman and CEO.  “We will be evaluating a plan for a 2015 start-up that targets a production level at or above 200,000 ounces of gold equivalent1 per year. This would represent an increase in production of more than 10% and additional growth in cash flow and earnings.  By the end of the year, we expect to have a definitive plan for exploration and development to achieve our target.  We believe this asset will deliver significant value to Yamana’s shareholders.”

With the completion of the acquisition, Yamana adds several exploration and development stage precious metals projects, the most advanced of which is Cerro Moro, a high grade, gold silver deposit with approximately 1.36 million GEO indicated mineral resources and 1.05 million GEO inferred mineral resources2, located in the province of Santa Cruz, Argentina.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

1. Gold equivalent ounces (GEO) includes silver production at a ratio of 50:1
2. Please refer to the technical report Preliminary Economic Assessment for The Cerro Moro Gold Silver Project, March 30, 2012 filed on www.sedar.com, Extorre Gold Mines

NEWS RELEASE

(All dollar amounts are expressed in US  dollars unless otherwise specified)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCESThis news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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